Exhibit 99.2

AMENDMENT TO THE SECURITIES PURCHASE AGREEMENT

This Amendment to the Securities Purchase Agreement (this “Amendment”) is dated as of June 26, 2025, among NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (the “Company”) and the purchasers identified on the signature pages hereto (each, including its successors and permitted assigns, a “Purchaser” and collectively the “Purchasers”) regarding that certain Securities Purchase Agreement dated as of March 27, 2025 (the “SPA”).

WHEREAS, the parties desire to have a Subsequent Closing pursuant to Sections 2.4-2.6 of the SPA;

WHEREAS, the Company is required to issue 606,061 Preferred Shares at the Closing of the Subsequent Closing but only has 37,783 Preferred Shares and 591,532 preferred participation certificates (“PPCs”) authorized; and

WHEREAS, in order to hold a Subsequent Closing, the Purchasers agree to waive certain requirements under the SPA;

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Amendment, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

1. At the Subsequent Closing, in lieu of issuing 568,278 Preferred Shares, the Company shall issue 568,278 PPCs pro rata to the Purchasers, and the Purchasers hereby agree that the delivery of the PPCs shall satisfy the requirement to purchase Preferred Shares in the Subsequent Closing.

2. The PPCs issued at the Subsequent Closing shall be included in the definition of Preferred Shares under the SPA and shall have all the same rights as the Preferred Shares, including but not limited to the conversion rights and ratchet rights in Section 4.30 of the SPA.

3. The Common Shares to be issued in exchange for the PPCs shall be included in the definition of Conversion Shares under the SPA.

4. Each Purchaser, for itself only, waives the condition set forth in Section 2.4 of the SPA, that the Underlying Shares issuable upon conversion of the Preferred Shares and Warrant Shares issuable upon exercise of the Warrants issued in the Subsequent Closing being registered for resale pursuant to an effective Registration Statement.

5. The Company undertakes to include the Underlying Shares issuable upon conversion of the Preferred Shares and Warrant Shares issuable upon exercise of the Warrants issued in the Subsequent Closing in a re-sale registration statement which shall be filed within five (5) days following the SEC declaring the Company’s Registration Statement on Form F-4 (Registration No. 333-284075) effective. The Company acknowledges that the Subsequent Closing Underlying Shares are Registerable Securities pursuant to the Registration Rights Agreement. The Company shall engage its counsel to begin preparing the re-sale registration statement to register the Underlying Shares upon execution of this Amendment.

6. Each Purchaser confirms the accuracy of the representations and warranties contained in Article 3.2 of the SPA as of the date of this Amendment. In addition, each Purchaser Such Purchaser has provided the information in the Accredited Investor Questionnaire attached hereto as Exhibit A (the “Investor Questionnaire”). The information set forth on the signature pages hereto and the Investor Questionnaire regarding such Purchaser is true and complete in all respects. Except as disclosed in the Investor Questionnaire, such Purchaser has had no position, office or other material relationship within the past three years with the Company or Persons (as defined below) known to such Purchaser to be affiliates of the Company, and is not a member of the Financial Industry Regulatory Authority or an “associated person” (as such term is defined under the FINRA Membership and Registration Rules Section 1011).

7. Within one (1) Business Days after execution of this Amendment, the Company shall file a form 6-K with the Securities and Exchange Commission, disclosing this Amendment, which shall be an exhibit to such filing.

8. The Company shall pay the Purchasers counsel a fee of $25,000 at the Subsequent Closing.

9. Except as expressly amended hereby, each of the SPA and the Transaction Documents, shall remain in full force and effect in accordance with their respective terms and provisions. All references in the SPA shall include this Amendment. The Purchaser is not waiving any of its rights under the SPA or Transaction Documents. This Amendment shall be deemed a portion of the SPA and shall be governed by the terms thereof.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

COMPANY

NLS Pharmaceutics LTD.

By:	/s/ Alexander Zwyer
	Name:	Alexander Zwyer
	Title:	CEO

PUCHASERS

Alpha Capital Anstalt

By:	/s/ Nicola Feuerstein
	Name:	Nicola Feuerstein
	Title:	Director

Rainforest Partners LLC

By:	/s/ Mark Weinberger
	Name:	Mark Weinberger
	Title:	Authorized Signatory

The Hewlett Fund LP

By:	/s/ Martin Chopp
	Name:	Martin Chopp
	Title:	General Partner

EXHIBIT A

ACCREDITED INVESTOR QUESTIONNAIRE

IN CONNECTION WITH INVESTMENT IN SECURITIES

NLS PHARMACEUTICS LTD.

PURSUANT TO SECURITIES PURCHASE AGREEMENT DATED MARCH 26, 2025

TO : NLS Pharmaceutics Ltd.

INSTRUCTIONS

PLEASE ANSWER ALL QUESTIONS. If the appropriate answer is “None” or “Not Applicable”, so state. Please print or type your answers to all questions. Attach additional sheets if necessary to complete your answers to any item.

Your answers will be kept strictly confidential at all times. However, NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (the “Company”) may present this Questionnaire to such parties as it deems appropriate in order to assure itself that the offer and sale of securities of the Company will not result in a violation of the registration provisions of the Securities Act of 1933, as amended, or a violation of the securities laws of any state.

1. Please provide the following information:

Name:

Name of additional purchaser:

(Please complete information in Question 5)

Date of birth, or if other than an individual, year of organization or incorporation:

2. Residence address, or if other than an individual, principal office address:

Telephone number:

Social Security Number:

Taxpayer Identification Number:

3. Business address:

Business telephone number:

4. Send mail to:                    Residence                                            Business

5. With respect to tenants in common, joint tenants and tenants by the entirety, complete only if information differs from that above:

Residence address:

Telephone number:

Social Security Number:

Taxpayer Identification Number:

Business address:

Business telephone number:

Send mail to:                    Residence                                                Business

6. Please describe your present or most recent business or occupation and indicate such information as the nature of your employment, how long you have been employed there, the principal business of your employer, the principal activities under your management or supervision and the scope (e.g. dollar volume, industry rank, etc.) of such activities:

7. Please state whether you (i) are associated with or affiliated with a member of the Financial Industry Regulatory Association, Inc. (“FINRA”), (ii) are an owner of stock or other securities of FINRA member (other than stock or other securities purchased on the open market), or (iii) have made a subordinated loan to any FINRA member:

Yes	No

(a) If you answered yes to any of (i) – (iii) above, please indicate the applicable answer and briefly describe the facts below:

8A. Applicable to Individuals ONLY. Please answer the following questions concerning your financial condition as an “accredited investor” (within the meaning of Rule 501 of Regulation D). If the purchaser is more than one individual, each individual must initial an answer where the question indicates a “yes” or “no” response and must answer any other question fully, indicating to which individual such answer applies. If the purchaser is purchasing jointly with his or her spouse, one answer may be indicated for the couple as a whole:

8.1 Does your net worth* (or joint net worth with your spouse or spousal equivalent) exceed $1,000,000?

Yes	No

8.2 Did you have an individual income** in excess of $200,000 or joint income together with your spouse or spousal equivalent in excess of $300,000 in each of the two most recent years and do you reasonably expect to reach the same income level in the current year?

Yes	No

8.3 Are you an executive officer of the Company?

Yes	No

* For purposes hereof, net worth shall be deemed to include ALL of your assets, liquid or illiquid MINUS any liabilities.

** For purposes hereof, the term “income” is not limited to “adjusted gross income” as that term is defined for federal income tax purposes, but rather includes certain items of income which are deducted in computing “adjusted gross income”. For investors who are salaried employees, the gross salary of such investor, minus any significant expenses personally incurred by such investor in connection with earning the salary, plus any income from any other source including unearned income, is a fair measure of “income” for purposes hereof. For investors who are self-employed, “income” is generally construed to mean total revenues received during the calendar year minus significant expenses incurred in connection with earning such revenues.

8.B Applicable to Corporations, Partnerships, Trusts, Limited Liability Companies and other Entities ONLY:

The purchaser is an accredited investor because the purchaser falls within at least one of the following categories (Check all appropriate lines):

___	(i) a bank as defined in Section 3(a)(2) of the Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity;

___	(ii) a broker-dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

___	(iii) an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

___	(iv) an investment adviser relying on the exemption from registering with the Commission under Section 203(l) or (m) of the Investment Advisers Act of 1940;

___	(v) an insurance company as defined in Section 2(13) of the Act;

___	(vi) an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Act”) or a business development company as defined in Section 2(a)(48) of the Investment Act;

___	(vii) a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

___	(viii) a Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

___	(ix) a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, where such plan has total assets in excess of $5,000,000;

___	(x) an employee benefit plan within the meaning of Title 1 of the Employee Retirement Income Security Act of 1974, as amended (the “Employee Act”), where the investment decision is made by a plan fiduciary, as defined in Section 3(21) of the Employee Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or an employee benefit plan that has total assets in excess of $5,000,000, or a self-directed plan the investment decisions of which are made solely by persons that are accredited investors;

___	(xi) a private business development company, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

___	(xii) an organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

___	(xiii) a director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

___	(xiv) a natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent exceeds $1,000,000;

___	(xv) a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

___	(xvi) a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a “sophisticated” person, as described in Rule 506(b)(2)(ii) promulgated under the Act, who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

___	(xvii) a natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status;

___	(xviii) a natural person who is a “knowledgeable employee” as defined in Rule 3c5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(41)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

___	(xix) a “family office”, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17CFR 275.202(a)(11)(G)-1) (the “Family Office Rule”), with assets under management in excess of $5,000,000, that is not formed for the specific purpose of acquiring the securities offered, and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

___	(xx) a “family client” as defined in the Family Office Rule, of a family office that satisfies the above requirements and whose investments are directed by that family office;

___	(xxi) an individual that holds professional certification or designation or credentials in good standing from an accredited institution that the Securities and Exchange Commission has designated as sufficient to demonstrate his or her investment knowledge, which initially consists of Series 7, 65 or 82 exam, but may be expanded in the future to encompass other exams or certifications as sufficient by order if the designations satisfy specified criteria;

___	(xxii) an entity not otherwise specified in the accredited investor definition and not formed for the specific purpose of acquiring the securities offered that owns more than $5,000,000 in “investments” as defined in Rule 2a51-1(b);

___	(xxiii) an investment adviser registered under the Investment Advisers Act of 1940, as amended or a person exempt from registration as a private fund adviser or a venture capital adviser;

___	(xxiv) an entity in which all of the equity investors are persons or entities described above (“accredited investors”). ALL EQUITY OWNERS MUST COMPLETE “EXHIBIT 1” ATTACHED HERETO.

9.A Do you have sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks associated with investing in the Company?

Yes	No

ANSWER QUESTION 9B ONLY IF THE ANSWER TO QUESTION 9A WAS “NO.”

9.B If the answer to Question 9A was “NO,” do you have a financial or investment adviser (a) that is acting in the capacity as a purchaser representative and (b) who has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks associated with investing in the Company?

Yes	No

If you have a financial or investment adviser(s), please identify each such person and indicate his or her business address and telephone number in the space below. (Each such person must complete, and you must review and acknowledge, a separate Purchaser Representative Questionnaire which will be supplied at your request).

10. You have the right, will be afforded an opportunity, and are encouraged to investigate the Company and review relevant factors and documents pertaining to the officers of the Company, and the Company and its business and to ask questions of a qualified representative of the Company regarding this investment and the properties, operations, and methods of doing business of the Company.

Have you or has your purchaser representative, if any, conducted any such investigation, sought such documents or asked questions of a qualified representative of the Company regarding this investment and the properties, operations, and methods of doing business of the Company?

Yes	No

If so, briefly describe:

If so, have you completed your investigation and/or received satisfactory answers to your questions?

Yes	No

11. Do you understand the nature of an investment in the Company and the risks associated with such an investment?

Yes	No

12. Do you understand that there is no guarantee of any financial return on this investment and that you will be exposed to the risk of losing your entire investment?

Yes	No

13. Do you understand that this investment is not liquid?

Yes	No

14. Do you have adequate means of providing for your current needs and personal contingencies in view of the fact that this is not a liquid investment?

Yes	No

15. Are you aware of the Company’s business affairs and financial condition, and have you acquired all such information about the Company as you deem necessary and appropriate to enable you to reach an informed and knowledgeable decision to acquire the Interests?

Yes	No

16. Do you have a “pre-existing relationship” with the Company or any of the officers of the Company?

Yes	No

(For purposes hereof, “pre-existing relationship” means any relationship consisting of personal or business contacts of a nature and duration such as would enable a reasonably prudent investor to be aware of the character, business acumen, and general business and financial circumstances of the person with whom such relationship exists.)

If so, please name the individual or other person with whom you have a pre-existing relationship and describe the relationship:

17. Exceptions to the representations and warranties made in Section 3.2 of the Securities Purchase Agreement (if no exceptions, write “none” – if left blank, the response will be deemed to be “none”):

Dated: __________________, 2025

If purchaser is one or more individuals (all individuals must sign):

(Type or print name of prospective purchaser)

Signature of prospective purchaser

Social Security Number

(Type or print name of additional purchaser)

Signature of spouse, joint tenant, tenant in common or other signature, if required

Social Security Number

EXHIBIT “1” TO ACCREDITED INVESTOR QUESTIONNAIRE

ACCREDITED CORPORATIONS, PARTNERSHIPS, LIMITED LIABILITY COMPANIES, TRUSTS OR OTHER ENTITIES INITIALING QUESTION 8B(xi) MUST PROVIDE THE FOLLOWING INFORMATION.

I hereby certify that set forth below is a complete list of all equity owners in __________________ [NAME OF ENTITY], a ____________ [TYPE OF ENTITY] formed pursuant to the laws of the State of _________. I also certify that EACH SUCH OWNER HAS INITIALED THE SPACE OPPOSITE HIS OR HER NAME and that each such owner understands that by initialing that space he or she is representing that he or she is an accredited individual investor satisfying the test for accredited individual investors indicated under “Type of Accredited Investor.”

signature of authorized corporate officer, general partner or trustee

Name of Equity Owner	Type of Accredited Investor[1]

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